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                                                              Exhibit 99


                            PARADIGM GEOPHYSICAL LTD.



                                  M I N U T E S

                  OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
    DULY CONVENED AND HELD AT THE OFFICES OF THE COMPANY IN HERZLIYA PITUACH
                         ON AUGUST 31, 1999 AT 10.00 AM.


PRESENT:

Eldad Weiss - Chairman and CEO
Brian Berman - CFO
Ian Rostowsky - Efrati Galili, Corporate Counsel
Asher Zwebner - Kost Forer and Gabbay, Company Auditor
Morty Lazar - shareholder
David Brief - shareholder
Jonathan Keller - Company Secretary

The Shareholders listed in the attached schedule, by proxy to Eldad Weiss and Brian Berman.

The Chairman opened the meeting at 10.15 am. and declared that a quorum was present.

RESOLVED :

1. To elect the following nominees as directors; Mr. Jack Dunietz, Mr. Erel Margalit, Mr. Elie Barr, Dr. Amos Nur, Mr. Jay. D. Seid, Mr. Michael Geiger, Dr. Mordechai Abir.

       FOR: 9,628,695      AGAINST: 500        ABSTAIN:         UNVOTED:

2. To adopt the following resolution as a Special Resolution: "To ratify the conversion of all Class A Preferred Shares of NIS 0.5 nominal value each, Class B Preferred Shares of NIS 0.5 nominal value each, , Class C Preferred Shares of NIS 0.5 nominal value each and Class C-1 Preferred Shares of NIS
     0.5 nominal value each, into Ordinary Shares NIS 0.5 nominal value each of the Company at a ratio of one (1) Ordinary Share for each one (1) Preferred Share".

       FOR: 9,620,685      AGAINST: 900        ABSTAIN: 400     UNVOTED: 7,210

3. To approve the action of the Compensation Committee to reduce the exercise price of 30,000 options granted to the Chief Executive Officer of the Company under the 1997 Executive Stock Option Plan from $ 9 to $ 7 per Ordinary Share;

       FOR: 8,322,655      AGAINST: 1,299,330   ABSTAIN: 400    UNVOTED: 7,210


4. To ratify the appointment of Kost, Forer & Gabbay as the Company's independent auditors for the fiscal year 1999;

       FOR: 9,629,195      AGAINST:             ABSTAIN:        UNVOTED:


5. To approve the Auditor's Report, the Directors' Report and the Consolidated Financial Statements of the Company for the fiscal year 1998.

       FOR: 9,629,195      AGAINST:             ABSTAIN:        UNVOTED:



There being no further business the meeting was closed.



/s/ ELDAD WEISS
---------------------------
    ELDAD  WEISS
    CHAIRMAN